

January 20, 2011

Noah D. Beerman
President and Chief Executive Officer
RXi Pharmaceuticals Corporation
60 Prescott Street
Worcester, Massachusetts 01605

     Re: **RXi Pharmaceuticals Corporation**
            Form 10-K for the Fiscal Year Ended December 31, 2009
            Filed March 31, 2010
            Schedule 14A filed April 23, 2010
            Form 10-Q for the Quarterly Period Ended March 31, 2010
            Filed May 17, 2010
            File No. 001-33958

Dear Mr. Beerman:

     We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Jeffrey P. Riedler
                    Assistant Director

cc: Arthur B. Price (Ropes & Gray LLP)